                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 ____________

                                 SCHEDULE 13G
                                (Rule 13d-102)

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.   3  )
                                           -----


                             ST. JOHN KNITS, INC.
         -------------------------------------------------------------
                                (Name of Issuer)

                                 Common Stock
              ---------------------------------------------------
                        (Title of Class of Securities)

                                  790289 10 2
                   -----------------------------------------
                                 (CUSIP Number)

                                 ____________


                               Page 1 of 5 Pages

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----------------------                                  ----------------------
CUSIP NO. 790289  10 2              13G                 PAGE 2 OF 5 PAGES
----------------------                                  ----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Robert E. Gray                                   Social Security No.:

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
      N/A                                                       (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States of America

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF                 320,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                               808,479
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING                  320,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                               808,479
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,128,479 shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10

      N/A
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      6.7%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!


                               Page 2 of 5 pages

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ITEM 1(a). Name of Issuer:
           --------------

           ST. JOHN KNITS, INC.

ITEM 1(b). Address of Issuer's Principal Executive Offices:
           -----------------------------------------------

           17422 Derian Avenue
           Irvine, California 92614

ITEM 2(a). Name of Person Filing:
           ------------------------

           Robert E. Gray

ITEM 2(b). Address of Principal Business Office:
           ------------------------------------

           17422 Derian Avenue
           Irvine, California 92614

ITEM 2(c). Citizenship:
           -----------

           United States of America

ITEM 2(d). Title of Class of Securities:
           ----------------------------

           Common Stock

ITEM 2(e). CUSIP Number:
           ------------

           790289 10 2

ITEM 3.    If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b),
           ------------------------------------------------------------------
           check whether the person filing is a:
           ------------------------------------

           Not applicable

                               Page 3 of 5 pages

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ITEM 4    Ownership:
          ---------

          (a) Amount Beneficially Owned:          1,128,479
              -------------------------

          (b) Percent of Class:                   6.7%
              ----------------

          (c) Number of shares as to which such person has:
              --------------------------------------------

              (i)   sole power to vote or to
                    ------------------------
                    direct the vote:              320,000/1/
                    ---------------

              (ii)  shared power to vote or to
                    --------------------------
                    direct the vote:              808,479/2/
                    ---------------

              (iii) sole power to dispose or to
                    ---------------------------
                    direct the disposition of:    320,000/1/
                    -------------------------

              (iv)  shared power to dispose or
                    --------------------------
                    to direct the disposition of: 808,479/2/
                    ----------------------------


ITEM 5    Ownership of Five Percent or Less of a Class:
          --------------------------------------------

          This statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [___].

ITEM 6    Ownership of More than Five Percent on Behalf of Another Person:
          ---------------------------------------------------------------

          Not applicable

ITEM 7    Identification and Classification of the Subsidiary Which Acquired the
          ----------------------------------------------------------------------
          Security Being Reported on By the Parent Holding Company:
          --------------------------------------------------------

          Not applicable

   __________________

        /1/ Represents 320,000 shares of the Company's Common Stock underlying exercisable employee stock options issued to Robert E. Gray.

        /2/ Includes 753,839 shares which are owned by the Gray Family Trust (a revocable living trust), of which Robert E. Gray and his spouse, Marie
   Gray, serve as co-Trustees. In addition, includes 54,640 shares which are owned by the Kelly Ann Gray Trust, of which Robert E. Gray and Marie
   Gray serve as co-Trustees.

                               Page 4 of 5 pages

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ITEM 8    Identification and Classification of Members of the Group:
          ---------------------------------------------------------

          Not applicable

ITEM 9    Notice of Dissolution of Group:
          ------------------------------

          Not applicable

ITEM 10   Certification:
          -------------

          Not applicable


                                SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 1997


                                                    /s/ ROBERT E. GRAY
                                                    --------------------------
                                                    Robert E. Gray


                               Page 5 of 5 pages